Exhibit 7

Computation of ratio of earnings to fixed charges (unaudited)

	$ million, except ratios
For the year ended 31 December	2012	2011	2010	2009	2008

Profit (loss) before taxation(a)(b)	18,809	38,834	(4,825)	25,124	34,283

Group’s share of income in excess of dividends of equity-accounted entities	(2,209)	(839)	(1,480)	(898)	(93)

Capitalized interest, net of amortization	(233)	(303)	(42)	64	56

Profit (loss) as adjusted	16,367	37,692	(6,347)	24,290	34,246

Fixed charges:

Interest expense	842	788	701	718	1,157
Rental expense representative of interest	1,734	1,654	1,987	1,370	1,231
Capitalized interest	378	347	254	188	162

	2,954	2,789	2,942	2,276	2,550

Total adjusted earnings (deficit) available for payment of fixed charges	19,321	40,481	(3,405)	26,566	36,796

Ratio of earnings to fixed charges	6.5	14.5	—	11.7	14.4

Deficiency(c)			(6,347)

(a)	2012 includes $709 million of dividends received from TNK-BP.
(b)	2012 includes a pre tax charge of $5,014 million (2011 $3,742 pre-tax credit and 2010 $40,935 million pre-tax charge) related to the Gulf of Mexico oil spill.
(c)	Adjusted earnings are inadequate to cover fixed charges.